UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TechTeam Global, Inc.
(Name of Subject Company (Issuer))

Platinum Merger Sub, Inc.
(Offeror)

a wholly-owned subsidiary of

Stefanini International Holdings Ltd
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

Antonio Carlos Barretto
Stefanini IT Solutions SA
Avenida Brigadeiro Faria Lima, 1355, 19th Floor
São Paulo, SP 001452-002
Brazil
Telephone:  011-55-11-3039-2065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Diane Holt Frankle, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303
Telephone:  (650) 833-2026

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$94,311,421	$6,725

*
Estimated solely for the purpose of determining the filing fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of 11,190,781 shares of TechTeam Global, Inc. common stock at $8.35 per share. The transaction value also includes the aggregate offer price for 656,000 shares issuable pursuant to outstanding stock options with an exercise price less than $8.35 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefore by an amount equal to $8.35 minus such exercise price.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $6,725	Form or registration no.: TO-T

Filing Party: Stefanini International Holdings Ltd and Platinum Merger Sub, Inc.	Date Filed: November 12, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on November 12, 2010 by (i) Platinum Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered under the laws of England and Wales (“Stefanini”), and (ii) Stefanini. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, par value $0.01 per share, of TechTeam Global, Inc. (“TechTeam”), at a purchase price of $8.35 per share, net to the seller in cash, without interest thereon and less any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Merger Sub and Stefanini. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Amendment No. 3 to Schedule TO is also an amendment to the joint statement on Schedule 13D filed on November 10, 2010 (“Schedule 13D”) by Merger Sub, Stefanini, Marco Antonio Stefanini and Maria das Graças Vuolo Sajovic.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Stefanini International Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)           Pursuant to Tender and Support Agreements described below, Stefanini (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Platinum Merger Sub, Inc. IRS Identification No.: 27-3832860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)           Pursuant to Tender and Support Agreements described below, Platinum (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Marco Antonio Stefanini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           Pursuant to Tender and Support Agreements described below, Mr. Stefanini (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	878311109
1	NAME OF REPORTING PERSON: Maria das Graças Vuolo Sajovic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,056,309(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,309(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)               Pursuant to Tender and Support Agreements described below, Ms. Sajovic (as defined below) may be deemed to have beneficial ownership of common stock of TechTeam Global, Inc. under the circumstances described therein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.                      SUMMARY TERM SHEET

Item 1 of the Schedule TO is amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet of the Offer to Purchase as follows:

The following replaces the sixth paragraph and its heading under the caption SUMMARY TERM SHEET on page S-i:

“Do you have the financial resources to pay for all of the shares of TechTeam common stock that you are offering to purchase?

Yes. Our parent company, Stefanini, and/or certain of our other affiliates in the Stefanini Group will contribute or cause to be contributed to us up to the full amount of the funds needed to pay for all of the shares of TechTeam common stock that are accepted for payment by us in our offer, and to make payments for all shares of TechTeam common stock that are not accepted for payment in our offer and that will be converted into the right to receive $8.35 per share in cash (without interest thereon and less any required tax withholdings) in the merger described below following the acceptance of shares of TechTeam common stock for payment pursuant to our offer. Accordingly, our offer is not subject to any financing contingencies. We have also obtained bank facilities in the aggregate amount of $94 million to finance our purchase of TechTeam common stock in our offer and to pay for shares that are converted in the merger. These facilities are guaranteed by Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic, the sole directors and shareholders of Stefanini, and are collateralized by securities and other property owned by Mr. Stefanini and Ms. Sajovic. In addition, Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A., affiliate members of the Stefanini Group, have guaranteed our obligations and those of Stefanini to pay for the shares of TechTeam common stock pursuant to our offer and the terms of the merger agreement. See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.”

ITEM 7.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO and Item 3 of the Schedule 13D is amended and supplemented by amending and supplementing the information set forth in Section 10 (Source and Amount of Funds) of the Offer to Purchase as follows:

The following paragraphs replaces the fourth paragraph under the caption “Source and Amount of Funds” on page 20:

“Due to the favorable interest rate environment, after commencement of the Offer, Merger Sub determined to seek loan financing for the Offer and the Merger, and it has obtained bank facilities in the aggregate amount of $94 million to finance the purchase of all outstanding Shares that are either tendered in the Offer or converted into the right to receive cash in the Merger and to pay fees and expenses related to the Offer and the Merger.  This financing consists of a credit facility from HSBC Private Bank (Suisse) S.A. (“HSBC”) in the maximum amount of $64 million (the “HSBC Facility”) and a term loan facility from Bank of America, N.A. (“BofA”) in the original principal amount of $30 million (the “BofA Facility” and, together with the HSBC Facility, the “Bank Facilities”). The Merger Sub is the borrower under each of the Bank Facilities.

The HSBC Facility is for a term of six months, subject to renewal for successive periods of six months, but terminable by HSBC at any time at its sole discretion on 30 days’ notice.  The HSBC Facility bears interest at the rate of LIBOR plus 0.6% per annum for interest periods up to three months, with the interest rate on fixed-term advances to be set by HSBC two days prior to the applicable value date.  The HSBC Facility is secured by a portfolio of marketable securities, fiduciary deposits, bank guarantees, deposits and cash pledged by Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic, the sole directors and shareholders of Stefanini.  Events of default under the HSBC Facility include, among other things, (a) any failure by the Merger Sub to repay when due or discharge in full any of its indebtedness or liabilities to HSBC or any other party and (b) any event which in HSBC’s reasonable opinion gives grounds for belief that the Merger Sub or the guarantors may not perform their respective obligations under the HSBC Facility.  If an event of default occurs, then (i) the undrawn part of the HSBC Facility will be cancelled; (ii) the outstanding balance of the HSBC Facility, including accrued interest, will become repayable immediately upon demand by HSBC; and (iii) the Merger Sub will pay default interest on the outstanding amount at a rate of 2% per annum above the rate otherwise applicable.  The HSBC Facility is governed by the laws of Switzerland.

The BofA Facility is for a term of 364 days. The loan under the BofA Facility will bear interest at a rate per annum equal to a base rate plus 0.45%, where the base rate is equal to the highest of the Federal Funds Rate plus ½ of 1%, BofA’s prime rate and the British Bankers Association LIBOR Rate for a one month interest period plus 1.00%. At the option of the Merger Sub, all or a portion of such loan may be converted to a Eurodollar loan bearing interest at a rate per annum equal to the British Bankers Association LIBOR Rate for the applicable interest period plus 0.45%. The BofA Facility is personally guaranteed by Mr. Stefanini and Ms. Sajovic. In addition, the BofA Facility is secured by an irrevocable standby letter of credit with an original face amount of $30,000,000 issued by Merrill Lynch International Bank Limited (London Branch) in favor of BofA for the account of the Merger Sub. The Merger Sub and one of its affiliates are jointly and severally liable for any reimbursement obligation under the letter of credit. Events of default under the BofA Facility include, among other things, (i) any payment default or other event permitting the lender of any indebtedness, other than indebtedness under the BofA Facility, or the beneficiary of any guaranty obligation of the Merger Sub or any of its subsidiaries to accelerate such obligation, (ii) the entry of one or more final judgments against the Merger Sub or any of its subsidiaries in an aggregate amount (as to all such judgments) in excess of $3,500,000, and (iii) a change of control of the Merger Sub such that Mr. Stefanini and Ms. Sajovic or Stefanini cease to own, directly or indirectly, 100% of the voting equity securities of the Merger Sub.  Upon the occurrence of an event of default, BofA may declare all sums outstanding on the BofA Facility to be immediately due and payable, and the Merger Sub will be liable for default interest on such outstanding amounts at a rate of 2% per annum above the rate otherwise applicable.  The BofA Facility is governed by the laws of the State of New York.

Stefanini also continues to possess an irrevocable commitment from Mr. Stefanini and Ms. Sajovic to subscribe for up to $95 million of the equity of Stefanini, conditioned only on the closing of the Offer, and Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A., affiliate members of the Stefanini Group, have guaranteed the obligations of Merger Sub and Stefanini to pay for Shares pursuant to the Offer and the Merger Agreement. Collectively, Stefanini and the guarantors, Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A., currently have aggregate cash and cash equivalents in excess of $100 million, and they will provide any necessary funding to finance the Offer and the Merger in excess of the proceeds of the Bank Facilities.

As these original sources of funds for the Offer remain in place, no amendment to the Merger Agreement has been or will be made in connection with the establishment of the Bank Facilities, and the Offer is not subject to any financing condition.

The Merger Sub and Stefanini anticipate that the Bank Facilities will be repaid from the operating cash flow of TechTeam after the consummation of the Offer and the Merger. If the operating cash flow of TechTeam is insufficient to repay the Bank Facilities, then the Merger Sub and Stefanini will look to the collateral for the Bank Facilities or the guarantee of Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A. to repay any shortfall. For more information about this Guarantee, see Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements—The Guarantee).”

ITEM 12.                      EXHIBITS

Item 12 of the Schedule TO and Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

“(b)(1)	Credit Agreement dated December 7, 2010 between HSBC Private Bank (Suisse) S.A. and Platinum Merger Sub, Inc.”

“(b)(2)	Letter Agreement re: Term Loan Facility, dated December 7, 2010, between Bank of America N.A. and Platinum Merger Sub, Inc.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 7, 2010

STEFANINI INTERNATIONAL HOLDINGS LTD By: /s/ Antonio Barretto Antonio Barretto Title: Duly authorised attorney

PLATINUM MERGER SUB, INC. By: /s/ Antonio Barretto Antonio Barretto Title: Secretary

/s/ Marco Antonio Stefanini Marco Antonio Stefanini

/s/ Maria das Graças Vuolo Sajovic Maria das Graças Vuolo Sajovic

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated November 12, 2010.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Notice to Participant in the Government Solutions 401k Retirement Plan.*

(a)(7)
Joint Press Release issued by Stefanini International Holdings Ltd and TechTeam Global, Inc. on November 2, 2010 (incorporated by reference to Exhibit 99.2 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(a)(8)	Form of Letter to Customers of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.3 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(a)(9)
Joint Proposed Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to the pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 4, 2010).

(a)(10)
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated by reference to pre-commencement communication on Schedule TO filed with the SEC by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 8, 2010)

(a)(11)	Summary Newspaper Advertisement published in The New York Times on November 12, 2010.*

(a)(12)	Press Release issued by Stefanini International Holdings Ltd on November 12, 2010.*

(a)(13)	Joint Press Release, dated as of November 23, 2010, of Stefanini International Holdings Ltd and TechTeam Global, Inc.*

(b)(1)	Credit Agreement dated December 7, 2010 between HSBC Private Bank (Suisse) S.A. and Platinum Merger Sub, Inc.

(b)(2)	Letter Agreement re: Term Loan Facility, dated December 7, 2010, between Bank of America N.A. and Platinum Merger Sub, Inc.

(d)(1)
Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and TechTeam Global, Inc. (incorporated by reference to Exhibit 2.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(2)
Guarantee, dated as of November 1, 2010, by Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda., and Stefanini Consultoria e Assessoria em Informatica S.A. in favor of TechTeam Global, Inc. (incorporated by reference to Exhibit 99.1 attached to the Form 8-K filed with the SEC by TechTeam Global, Inc. on November 2, 2010).

(d)(3)
Form of Tender and Support Agreement, dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc. and each of the following:  Costa Brava Partnership III L.P. and Emancipation Capital, LLC (incorporated by reference to Exhibit 3 attached to the Schedule 13D filed with the SEC by Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., Marco Antonio Stefanini and Maria das Graças Vuolo Sajovic on November 10, 2010).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO